Peak Fintech Group Engages MZ Group to Lead Strategic Investor Relations and Shareholder Communication Program

Montreal, Quebec--(Newsfile Corp. - March 26, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, has engaged international investor relations specialists MZ Group (MZ) to lead a comprehensive strategic investor relations and financial communications program across all key markets.

MZ Group will work closely with Peak management to develop and implement a comprehensive capital markets strategy designed to increase the Company's visibility throughout the investment community ahead of Peak's anticipated listing on the Nasdaq Stock Market and thereafter. The campaign will highlight how Peak is leveraging the Cubeler Lending Hub platform in China to automate the commercial lending process as well as how Peak plans to deploy the Lending Hub ecosystem concept in North America by the end of 2021. Powered by an analytics and artificial intelligence platform, the Cubeler Lending Hub is a nation-wide ecosystem that brings together lenders, borrowers and other participants in the commercial lending space to conduct lending and credit transactions rapidly, efficiently and with the utmost transparency.

MZ has developed a distinguished reputation as a premier resource for institutional investors, brokers, analysts and private investors. Mark Schwalenberg, CFA, Director at MZ North America, will advise Peak in all facets of corporate and financial communications, including the coordination of roadshows and investment conferences across key cities, as well as building brand awareness with financial and social media outlets.

Ted Haberfield, Chairman & President of MZ Group North America, commented: "Peak's innovative ecosystem provides access to all data on small businesses that would be required by any lender to qualify the business for credit, including from their accounting software and bank statements. Leveraging artificial intelligence to analyze lending criteria allows Peak to match small businesses with multiple lending institutions, and therefore, increase the likelihood of funding while also minimizing risk for lenders by providing pre-qualified leads. The Company has seen wide adoption of its platform in China, and we look forward to sharing Peak's solid position and aggressive expansion plan with our wide network of institutional investors and family offices."

"2021 is an important inflection point for Peak, as we focus on executing our development roadmap over the coming year and prepare for an eventual Nasdaq listing," said Johnson Joseph, President and CEO of Peak Fintech Group. "We look forward to working with Mark and the entire team at MZ Group to communicate with and introduce the Company to a whole new audience who may not yet be familiar with Peak as we continue to build long-term value for our shareholders," concluded Johnson.

The agreement is for a term of twelve (12) months with a review after six (6) months. As compensation for the services provided, MZ Group will receive a monthly fee of US$10,000 and options to purchase 110,000 common shares of Peak. The options will have an exercise price of $2.75 CAD and will expire five (5) years from the date of their issuance.

For more information on Peak, please visit the Company's investor relations website at http://peakfintechgroup.com/investors/. To schedule a conference call with management, please email your request to PEAK@mzgroup.us or call Mark Schwalenberg at 312-261-6430.

About MZ Group

MZ North America (www.mzgroup.us) is the US division of MZ Group, a global leader in investor relations and corporate communications. MZ North America was founded in 1996 and provides full scale Investor Relations to both private and public companies across all industries. Supported by our exclusive one-stop-shop approach, MZ works with top management to support the clients' business strategy in six integrated product and service categories: 1) IR Consulting & Outreach - full service investor relations and roadshow services; 2) ESG iQ & Advisory - reporting technology platform and audit and reporting guidance; 3) SPAC Alpha IR+ & IPO Advisory - providing critical and timely guidance through business combinations and IPOs; 4) Financial & Social Media - lead generation and social media relations; 5) Market Intelligence - real time ownership monitoring; 6) Technology Solutions - webhosting, webcasting, conference calls, distribution services and board portals. MZ North America has a global footprint with offices located in New York, Chicago, San Diego, Aliso Viejo, Austin, Minneapolis, Taipei and São Paulo.

About Peak Fintech Group Inc.

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: www.peakfintechgroup.com.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

Direct: (416) 868-1079 ext: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
(312)-261-6430
PEAK@mzgroup.us www.mzgroup.us

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements

The press release may include certain statements that are not descriptions of historical facts but are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements may include the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking terminology such as "may," "expects," "believes," "anticipates," "intends," "projects," or similar terms, variations of such terms or the negative of such terms. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. Such information is based upon various assumptions made by, and expectations of, our management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to significant economic and competitive uncertainties and contingencies beyond our control and upon assumptions with respect to the future business decisions which are subject to change. Accordingly, there can be no assurance that actual results will meet expectation and actual results may vary (perhaps materially) from certain of the results anticipated herein.

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